

March 6, 2014

Via E-mail
Robert Y. Lee
Interim Chief Executive Officer
The Grilled Cheese Truck, Inc.
151 North Nob Hill Road, Suite 321
Fort Lauderdale, FL 33324

> **Re:** **The Grilled Cheese Truck, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 23, 2014**
> **Response dated February 24, 2014**
> **CIK No. 0001497647**

Dear Mr. Lee:

We have reviewed your response to our letter dated February 6, 2014 and have the following additional comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

Note 16. Subsequent Events, page F-23

1. We note your response to our prior comment 2 but do not believe that it was fully responsive to our prior comment. As requested in our prior comment, please tell us and revise to disclose the nature and amount of the intellectual property that was sold to AFT in the September 12, 2013 sales transaction. As part of your response and your revised disclosure, please indicate whether all or just a portion of the intellectual property acquired in the August 8, 2013 asset purchase transaction was sold. In addition, given the information in your response which indicates that the company has commitments to AFT

Robert Y. Lee
The Grilled Cheese Truck, Inc.
March 6, 2014
Page 2

which must be met based on the terms of the agreement, please tell us and revise to disclose the nature and terms of the commitments that must be met by the company under the terms of this agreement. In addition, please explain in detail how the company's required commitments under the terms of this agreement will impact the recognition of the deferred liability of $450,000 that has been recognized in the company's financial statements at December 31, 2013 and the related recognition of any gain or loss on the sale of the intellectual property. We may have further comment upon review of your response.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3813 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief

cc: Via E-mail
        Sarah Williams, Esq.